UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 000-51122

pSivida Limited
(Translation of registrant’s name into English)

Level 12 BGC Centre
28 The Esplanade
Perth WA 6000
Australia
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

The documents attached as Exhibit 99.1 and Exhibit 99.2 to this Report on Form 6-K are hereby incorporated by reference herein and into the following registration statements: (i) the Registrant's Registration Statement on Form F-3, Registration No. 333-132776; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-132777; and (iii) the Registrant's Registration Statement on Form F-3, Registration No. 333-135428.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, pSivida Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2006

PSIVIDA LIMITED

By:  /s/Aaron Finlay

Aaron Finlay
Company Secretary

EXHIBIT INDEX

EXHIBIT 99.1:	Negotiation with biotech fund for A$33.7M investment
EXHIBIT 99.2:	Section 708A Notice